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                                 Exhibit 99.44





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WILENTZ, GOLDMAN & SPITZER
Warren W. Wilentz, Esq.
Georgia Haglund, Esq.
90 Woodbridge Center Drive
Woodbridge, NJ  07095
Tel. (908) 636-8000

Attorneys for Plaintiffs

(Additional attorneys on signature page)


- - - - - - - - - - - - - - - - - - - -x
ROBERT STROUGO, THOMAS               :    SUPERIOR COURT OF NEW JERSEY
TASSONE, MOISE KATZ, CHARLES         :
                                     :    CHANCERY DIVISION
MILLER and WILLIAM STEINER on        :    ________ COUNTY
behalf of themselves and all         :
others similarly situated,           :    DOCKET No. _________
                                     :
                         Plaintiffs, :    CLASS ACTION COMPLAINT
                                     :
        -against-                    :    JURY TRIAL DEMANDED
                                     :
BORDEN, INC., FREDERICK E.           :
HENNIG, WILBERT J. LEMELLE,          :
ROBERT P. LUCIANO, H. BARCLAY        :
MORLEY, JOHN E. SEXTON, ERVIN        :
R. SHAMES, PATRICIA CARRY            :
STEWART, and FRANK J. TASCO          :
                                     :
                          Defenants. :
- - - - - - - - - - - - - - - - - - - -x


                 Plaintiffs, by their attorneys, allege upon personal knowledge as to themselves and their own acts, and upon information and belief based, in part, upon the investigation conducted by counsel which included, among other things, a review of the public financial filings of Borden, Inc. ("Borden") with the Securities and Exchange Commission ("SEC"), news releases, and other publicly published materials as follows:

                             SUMMARY OF THE ACTION

                   1. Plaintiffs bring this action, pursuant to R 4:32 of the New Jersey Rules Governing Civil Practice, individually and on behalf of a class of persons, other than defendants and persons in privity with them, who own the common stock of Borden, Inc. ("Borden" or the "Company"), to enjoin defendants from breaching their fiduciary duties in connection with the proposed sale of Borden to Kohlberg Kravis Roberts & Co. ("KKR") and RJR Nabisco Inc. ("RJR") in exchange for shares of the common stock of RJR at a value of $14.25 worth of RJR stock for every one share of Borden (the "Transaction" or "Offer"). Plaintiff alleges that, in light of the facts set forth below, Borden's Board of Directors (the "Board"), all of whom have been named as defendants in this action ("Individual Defendants", defined below), have breached and are continuing to breach their fiduciary duties to the stockholders of Borden which require defendants to take all reasonable steps to assure the maximization of stockholder value.

                                    PARTIES

                   2. Plaintiffs Robert Strougo, Thomas Tassone, Moise Katz, Charles Miller and William Steiner are and were at all relevant times shareholders of defendant Borden.

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                   3.     Borden is a corporation duly organized and existing
under the laws of the State of New Jersey, with its principal place of business located at 180 East Broad Street, Columbus, OH 43215. Borden is primarily engaged in the production and sale of various processed goods including, among other things, dairy and pasta products.

                   4. Defendant Frederick E. Hennig ("Hennig") has been a Director since 1990. He is a member of the committee on Officers' Compensation and of the Executive, Audit and Nominating Committees of the Borden Board of Directors. The Audit Committee met three times in 1993. The Executive Committee did not meet in 1993. The Nominating Committee, created in November 1993, met in February 1994 to review and propose nominees for election as directors. The Committee on Officers' Compensation met seven times in 1993.

                   5. Defendant Wilbert J. Lemelle ("Lemelle") has been a Director since 1987. He is Chairman of the Audit Committee and a member of the Executive and Nominating Committees and of the Committee on Officers' Compensation of the Borden Board.

                   6. Defendant Robert P. Luciano ("Luciano") has been a Director since 1989. He is Chairman of the Nominating Committee and a member of the Audit and Executive Committees and of the Committee on Officers' Compensation of the Borden Board.





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                   7.     Defendant H. Barclay Morley ("Morley") has been a
Director since 1992. He is Chairman of the Committee on Officers' Compensation and a member of the Executive, Nominating and Pension Committees of the Borden Board. The Pension Committee met three times in 1993.

                   8. Defendant John E. Sexton ("Sexton") was elected to the Board in 1994.

                   9. Defendant Ervin R. Shames ("Shames") has been Chief Executive Officer and a Director since 1993. He is a member of the Executive and Pension committees of the Borden Board.

                   10. Defendant Patricia Carry Stewart ("Stewart") has been a Director since 1976. She is Chair of the Pension Committee and a member of the Executive, Audit and Nominating Committees of the Borden Board.

                   11. Defendant Frank J. Tasco has been a Director since 1988 and the Chairman of the Board since December 9, 1993. He is Chairman of the Executive Committee and a member of the Pension Committee of the Borden Board. In addition to his compensation as a Director, he is to be paid $100,000 per quarter to serve as Chairman of the Board.

                   12. The individuals named in paragraphs 4 through 11 are hereinafter referred to as the "Individual Defendants."

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Each Director who is not currently an employee of the Company is paid a retainer of $28,000 per annum and a per meeting fee of $1,000 for each meeting of the Board or of any Committee thereof. In addition, non-employee Committee Chairmen are paid an additional annual retainer of $1,000.

                   13. By reason of their positions and because of their ability to control the business and corporate affairs of Borden at all relevant times, the Individual Defendants owed and owe Borden's shareholders fiduciary obligations of fidelity, trust, loyalty, and due care, and were and are required to use their utmost ability to control and supervise Borden in a fair, informed, just and equitable manner and to act in furtherance of the best interests of Borden and its shareholders.

                            CLASS ACTION ALLEGATIONS

                   14. Plaintiffs bring this action on their own behalf and as a class action, pursuant to R 4:32 of the New Jersey Rules Governing Civil Practice, on behalf of all shareholders of Borden (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").





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                   15.   This action is properly maintainable as a class action.

                   16. The Class is so numerous that joinder of all members is impracticable. As of June 30, 1994, Borden had approximately 141,424,181 shares of common stock outstanding and approximately 41,000 shareholders of record, who are located throughout the United States. Borden's common stock trades on the New York Stock Exchange ("NYSE").

                   17. There are questions of law and fact common to the Class that predominate over questions affecting only individual Class members. The common questions include, inter alia, the following:

                   (a) Whether the Individual Defendants have breached their fiduciary duties owed by them to plaintiffs and to the other members of the Class;

                   (b) Whether the conduct of the Individual Defendants has prevented and is preventing plaintiffs and the Class from receiving the maximum value per share that could be received in a corporate transaction free from the restraints imposed by the Individual Defendants; and

                   (c) Whether plaintiffs and the other members of the class will suffer irreparable harm if the wrongful acts alleged in this complaint are not enjoined.

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


                   18. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in shareholder litigation of this nature. Plaintiffs' claims are typical of the claims of other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs and their counsel will fairly and adequately represent the interests of the Class.

                   19. Plaintiffs do not anticipate any unusual difficulties in the management of this action as a class action.

                   20. A class action is superior to other available methods for the fair and efficient adjudication of the controversy.

                                CLAIM FOR RELIEF

                   21. In the very recent past, Borden, a well known manufacturer of dairy and other food products, has experienced a significant decline in its profitability. Borden's recent difficulties have been tied to several primary factors, including, mismanagement, the incurrence of excessive debt to finance numerous acquisitions, and several recent restructurings.

                   22. Over the past several years, Borden, under the stewardship of its former chief executives, Romeo J. Ventres





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
("Ventres") and Anthony S. D'Amato ("D'Amato"), has suffered an abysmal decline in its financial performance. In fact, the Company's proxy statement dated April 8, 1994 (the "1994 Proxy") includes a comparison of Borden's performance, as measured by cumulative total shareholder return on its common stock, with the S&P 500 and the S&F Food and Chemical Indexes that highlights Borden's decline:

                                                   1991         1992            1993

Borden, Inc.                                       120.7        110.2           68.3]

S&P 500 Stock Index                                166.1        178.7          196.7

S&P Food Index                                     214.2        214.2          196.0

S&P Chemical                                       143.0        156.6          175.2



                   23. Thus, as indicated by the foregoing, while Borden has experienced significant performance declines, the performance of market and companies in the two primary industries in which Borden derives revenues and profits have significantly improved. A large measure of Borden's dismal performance can be traced to Messrs. Ventres' and D'Amato's ill fated campaign to acquire nonsynergistic companies without proper due diligence and without consideration of the effect on Borden of incurring excessive debt to complete such acquisitions. Between 1986 and 1991, the Company spent almost
$2

                                     -8-

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billion on 91 different acquisitions.  As noted in a recent Wall Street Journal article:

                 Once prominent, Borden is seemingly invisible these days, with little advertising and marketing and a hodgepodge of small products. Sales and profits in every major division are declining. It has shed thousands of workers, slashed its dividend by 75% and, since 1989, taken $1.5 billion in restructuring charges -- a huge sum for a company with $7.14 billion in 1992 sales. In the third quarter, the company posted its ninth consecutive quarterly decline in operating earnings. Borden's stock, which peaked in 1991 at $38.75, closed [on January 17, 1994] at $15.


                   24. As detailed in the article, Borden reeled from acquisition to acquisition, pressing senior managers to move quickly, often spending "as little as two weeks conducting due diligence before agreeing to acquisitions", according to one former Borden executive. As Han Kim, a twenty-year Borden veteran notes, "we were hurriedly buying companies for the sake of buying companies."

                   25. For example, in 1987, Borden acquired Laura Scudder's snack-food line for $100 million; however, unbeknownst to Borden (due to inadequate due diligence), Laura Scudder faced significant union difficulties which led to Borden's closing of all Laura Scudder plants in California, roughly one year after the acquisition.





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                   26.    In December of 1993, D'Amato, resigned his position
with Borden and a new management team led by Ervin R. Shames was brought in to re-energize the Company, oversee a new restructuring plan and/or aid in the sale of the Company. Although significant damage has already been visited on Borden, its many franchise brand names and products, including the Bravo and Wise snack food product lines and Borden dairy products continue to retain sig-nificant value. In an effort to turn around Borden's dismal slide, new manage-ment has taken substantial restructuring charges which have further driven down Borden's stock price.

                   27. On or about August 30, 1994, Moody's Investors Service Inc. ("Moody's") lowered the long-term debt and commercial paper ratings of Borden to Baa3 from Baa2 and to Prime-3 from Prime-2, respectively, and kept these ratings on review for further possible downgrade. "The downgrade is based on Borden's weaker than anticipated operating performance and the expectation that bondholder protection measurements will remain weak. . . .", according to Moody's.

                   28. Borden's stock, which traded as high as $29.125 in 1993 and at $19.875 only a year ago, has continued to sag in 1994, recently falling below $12 per share to its nine year low.

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                   29.    Having taken significant restructuring charges, and
terminated former managers, Borden is now in a position to develop the full value of its many well known brands and clearly has been trading at a discount that does not reflect the full value of its assets. Indeed, as recently as September 13, 1994, the Wall Street Journal reported that Borden's managers were still "hoping for time to turn around the company."

                   30. On September 12, 1994, prior to the NYSE opening, the Dow Jones Newswire reported that Borden had agreed to a KKR offer to swap RJR stock owned by KKR for all of Borden's outstanding common stock, valued at approximately $14.25 per Borden share, a premium of 22.6% (Borden stock had closed at $11.625 on Friday, September 9, 1994). The exact number of RJR Nabisco shares to be exchanged for each Borden share will be determined by dividing $14.25 by the average of the high and low prices of RJR Nabisco stock for a 10-day trading period to be established in the Offer, provided that in no event will Borden stockholders receive greater than 2.375 RJR shares, nor less than 1.78125 RJR shares for each Borden share.

                   31. In connection with its agreement with Borden, RJR has agreed in principle that upon KKR's acquisition of 100% of Borden and subject to certain other conditions, RJR will issue about $500 million of its newly issued common shares for newly issued Borden shares priced at $14.25 each, representing





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a 20% pro forma interest in Borden.  RJR also will receive a warrant to purchase an additional 10% interest in Borden as part of its investment.

                   32. KKR announced that Borden has agreed that at the time a definitive merger agreement is entered into, Borden will grant KKR an option to purchase from Borden up to 19.9% of the outstanding Borden common stock for $11 a share payable in RJR Nabisco stock. If the option is exercised, KKR must purchase at least 41% of the outstanding Borden common stock in the exchange offer if it acquires any shares in the exchange offer. If KKR acquires at least 41%, but less than 51% of Borden common stock in the exchange offer, the option must be exercised by KKR, to the extent necessary for KKR to own at least 51% of the outstanding Borden common stock. KKR will not obtain any economic gain from the option in the event any competing transaction consummated, but would be paid certain amounts under the merger agreement in such circumstances.

                   33. Commenting on the proposed merger, the Dow Jones Newswire reported Borden Chairman Tasco as stating:

                   We believe that, after a full consideration of all the risks and opportunities confronting Borden today, this transaction is the best outcome for Borden shareholders. The restructuring pursued since January has resulted in volume and share gains in many of Borden's businesses. Moreover, the earnings trend is also improving, but it is clear that additional investment in our brands and in capital are

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                   needed in order to capture the company's potential.
                   Therefore, after exploration of a full range of alternatives, the board has concluded that KKR's proposal presents the best opportunity for Borden's shareholders, customers and associates. (Emphasis added).

                   34. Thus, despite Borden's direct acknowledgment that the Company had turned the corner and had begun to show positive signs of recovery as a result of the change in management and the most recent restructuring, defendants are attempting to sell the Company, at an unfair price in order to preserve their management positions with the commensurate salary and perquisites enuring to their benefit, while curtailing the right of Borden shareholders' to participate in the long-awaited turnaround in the Company's fortunes. Contrary to Borden's assertion that this is "the best outcome for shareholders", according to an article in the September 13, 1994 New York Times, "most [analysts] agreed that Borden was being bought at a fire-sale price." Moreover, the article continues, "[a]lmost all Borden holders will be selling at a loss if this deal goes through." Yet perhaps even worse, Borden shareholders will be receiving shares of a company (RJR) that they did not decide to purchase and one with significant problems and declining value.

                   35. As of December 1993, Borden has been seeking a buyer for the Company or some form of capital infusion to fully realize its potential. Consequently, the Board has fiduciary





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
duties to shop the Company to the highest bidder and to maximize shareholder value and may not blindly accept the first offer to come along that would allow management to retain their positions with the Company.

                   36. The Individual Defendants' fiduciary obligations require them to:

                   (a) undertake an appropriate evaluation of alternatives designed to maximize value for Borden's public stockholders; including separate sales of Borden's dairy and/or other businesses;

                   (b) act independently, by, among other things, appointing a disinterested committee so that the interests of Borden's public stockholders would be protected, or alternatively, appointing a shareholder committee to review all bona fide offers;

                   (c) take all appropriate steps to enhance Borden's value and attractiveness as a merger or acquisition candidate;

                   (d) cooperate with all persons having a bona fide interest in proposing any transaction that would maximize shareholder value;

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


                   (e) take all steps to create an active market for Borden in order to maximize shareholder value in a free and unfettered auction; and

                   (f) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligation to the public stockholders or, if such conflicts exist, to ensure that all such conflicts are resolved in favor of Borden's public shareholders.

                   37. In failing to perform the acts set forth in paragraph 36, defendants are not acting in good faith to the Class, and have breached and are breaching their fiduciary duties to the Class.

                   38. Defendants, in violation of their fiduciary obligations, have failed to act in a manner designed to maximize stockholder value Borden's public stockholders.

                   39. The Offer by KKR will deny Class members the opportunity to share proportionately in the true value of Borden's assets, profitable business, and future growth in profits and earnings.

                   40. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have been grossly negligent in the exercise of their fiduciary obligations toward plaintiffs and the other Borden public shareholders.





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                   41.    Unless enjoined by this Court, the Individual
Defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, all to the irreparable harm of the Class, as described above.

                   42. Plaintiffs and the other members of the Class have no adequate remedy at law.

                 WHEREFORE, plaintiffs demand judgment, as follows:

                   (a) declaring this to be a proper class action with plaintiffs as the representatives of the Class;

                   (b) declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiffs and the other members of the Class;

                   (c) directing the Individual Defendants to discharge their fiduciary duties to plaintiffs and the other members of the Class by announcing their intentions to:

                          (1)     act independently on a fully informed basis
in the best interests of Borden's public shareholders;

                          (2)     undertake an appropriate evaluation of
alternatives designed to maximize value for Borden's public

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stockholders; including separate sales of Borden's dairy and/or other businesses;

                          (3)     take all appropriate steps to enhance
Borden's value and attractiveness of a merger or acquisition candidate;

                          (4)     cooperate with all persons having a bona fide
interest in proposing any transaction that would maximize shareholder value;

                          (5)     take all steps to create an active auction
for Borden in order to maximize shareholder value; and

                          (6)     adequately ensure that no conflicts of
interest exist between defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all such conflicts are resolved in favor of Borden's public shareholders;

                   (d) preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them, from breaching their fiduciary duties to plaintiff and the Class;

                   (e) ordering defendants to permit a stockholders' committee comprised of Class members and their representatives to ensure a fair procedure, adequate procedural safe-guards,





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
and independent input by plaintiffs and the Class in connection with any transaction for the assets and/or common stock of Borden;

                   (f) awarding plaintiffs and the Class compensatory damages;

                   (g) awarding plaintiffs the costs and disbursements of the action, including a reasonable allowance for attorneys' and experts' fees; and

                   (h) granting such other and further relief as may be just and proper in the premises.

Dated:  September 13, 1994

                           Respectfully submitted,

                           WILENTZ, GOLDMAN & SPITZER


                       By: /s/
                           _____________________________
                           Warren W. Wilentz, Esq.
                           Georgia Haglund, Esq.
                           90 Woodbridge Canter Drive
                           Woodbridge, NJ  07095
                           (908) 636-8000

                           Liaison Counsel for Plaintiff


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OF COUNSEL:

WECHSLER SKIRNICK HARWOOD
  HALEBIAN & FEFFER
Stuart D. Wechsler, Esq.
Andrew D. Friedman, Esq.
555 Madison Avenue
New York, NY  10022
Tel. (212) 935-7400

Attorneys for Robert Strougo


GARWIN, BRONZAFT, GERSTEIN
  & FISHER
Scott W. Fisher, Esq.
Jerald M. Stein, Esq.
1501 Broadway, Suite 1416
New York, NY  10036
Tel. (212) 398-0055
Fax:  (212) 764-6620

Attorneys for Thomas Tassone


ARNOLD A. GERSHON, P.C.
Arnold A. Gershon, Esq.
295 Madison Avenue
Room 807
New York, New York  10017
(212) 684-3033

Attorney for Moise Katz


ELWOOD S. SIMON & ASSOCIATES, P.C.
Elwood S. Simon, Esq.
Bloomfield Center, Suite 315
1533 N. Woodward Avenue
Bloomfield Hills, Michigan  48304
(810) 646-9730

Attorneys for Charles Miller





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LAW OFFICES OF ZACHARY A. STARR
Zachary A. Starr, Esq.
275 Madison Avenue
New York, New York  10016
(212) 806-5535

Attorneys for William Steiner








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                            RULE 4:5-1 CERTIFICATION

                 I hereby certify that upon information and belief there may be other actions now pending against Borden Inc. and the Individual Defendants for similar relief. However, plaintiffs are not parties to any other actions. Moreover, I am unaware of any arbitration proceeding and no such other action or arbitration proceeding is contemplated by plaintiffs; and there are no other parties who, to the best of my knowledge, should be joined in this action at this time.

                 I hereby certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

                                                   _____________________________
                                                        GEORGIA HAGLUND, ESQ.


DATED:  September 13, 1994





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